EXECUTIVE COMPENSATION CONTRACT effective as of the 2 day of April, 2007.

BETWEEN:

ALMADEN MINERALS LTD., a corporation duly incorporated under the Company Act of British Columbia,

hereinafter "Corporation "

AND:

DUANE POLIQUIN

hereinafter "Executive"

AND:

HAWK MOUNTAIN RESOURCES LTD.

hereinafter "Management Company"

WHEREAS the Corporation is a mineral exploration and development company;

AND WHEREAS the Management Company has provided the services of the Executive who has acted and the Management Company has agreed to continue to provide the services of the Executive to act as the Chief Executive Officer of the Corporation;

AND WHEREAS the Corporation recognizes the valuable services that the Executive has provided and continues to provide to it and its subsidiaries and believes that it is reasonable and fair to the Corporation that the Executive receive fair treatment in the event of a Change of Control (as hereinafter defined) and the directors of the Corporation have determined that it is in the best interests of the Corporation to induce the Management Company to provide the Executive's services and to remain providing services to the Corporation and its subsidiaries by indicating that in the event of a Change of Control the Management Company would have certain guaranteed rights with regard to the providing of services of the Executive.

NOW THEREFORE, THE PARTIES HERETO AGREE AS FOLLOWS.

1. Term

The term of this Agreement (the "Term") shall be for 2 years commencing the Effective Date. The Term of this Agreement shall expire at the end of the day which is the last day of the Term unless earlier terminated in accordance with the provisions of this Agreement.

2. Renewal

The Term of this Agreement shall be extended for two additional successive terms of 24 months (each 24 month period being referred to as an "Extended Term"), unless written notice to terminate this Agreement is given by either party 90 days prior to the expiration of the Term or an Extended Term or an or unless earlier terminated in accordance with the provisions of this Agreement.

3. Benefits

(a) Annual Management Fee

The Management Company shall be entitled to receive from the Corporation remuneration in an amount of $140,000 per annum ("Base Fee"), but exclusive of any bonuses, benefits or other compensation which may be payable to the Management Company or Executive. Payment shall be made in monthly or such other increments as may be agreed upon between the parties. The Base Fee shall be subject to annual review and increase but not reduction and shall be increased as may be agreed upon between the Management Company and the Corporation. The annual reviews shall be conducted in the month preceding each anniversary of the commencement of the Term or an Extended Term.

(b) Other Benefits:

(i) Indemnity including defraying of Expenses in any Proceedings which the Executive or any heirs or other personal representative of the Executive may be joined by reason of being or having been an officer or director of the Corporation or of an affiliate of the Corporation. "Proceedings" shall include any legal proceeding or investigative action or proceeding whether current, threatened, pending or completed." Indemnity" shall include indemnity for any judgement, penalty or fine awarded or imposed in or and amount paid in settlement of a Proceeding. "Expenses" shall include costs, charges and expenses, including legal and other fees;

(ii) participation by the Executive in any health or other benefit plans that the Corporation now has or hereafter may acquire and maintain that is comparable to those provided by the Corporation to other senior executives of the Corporation and the right to participate in any share option plan, compensation, share purchase plan, retirement or other similar plan offered by the Corporation from time to time to its senior executives and to the extent authorized by the board of directors of the Corporation; and

(iii) reimbursement for all expenses reasonably incurred by the Management Company or the Executive, including entertainment, travel and other expenses incidental to the performance by the Executive of duties pursuant to the provisions of this agreement subject always to the Executive or Management Company providing to the Corporation documentation authenticating such expenses as may from time to time be reasonably required by the Corporation.

4. Responsibilities and Duties

The Management Company shall provide the services of the Executive who shall serve the Corporation and any subsidiaries of the Corporation in such capacity or capacities and shall perform such duties and exercise such powers pertaining to

the management and operations of the Corporation and any of its subsidiaries as may from time to time be determined by the board of directors of the Corporation consistent with the office of the Executive. Without limitation of the foregoing, the executive shall hold the office of Chief Executive Officer.

The Executive shall:

(a) devote reasonable time and attention and best efforts during normal business hours to the business and affairs of the Corporation; and

(b) perform those duties that may reasonably be assigned to the Executive diligently, faithfully and to the best of the Executive's abilities and in the best interest of the Corporation without limiting the generality of the Executive shall assume the responsibilities and duties as described in Schedule "A".

5. Vacation

The Executive shall be entitled to 6 weeks vacation for each twelve month period of employment. Entitled vacation or any portion thereof can, at the option of the Executive, be deferred in one year and utilized in a later year.

6. Confidentiality

As a condition of this Agreement, all information acquired by the Executive relating to or connected with the business or corporate affairs of the Corporation shall be kept in strict confidence and shall not be disclosed to anyone, unless required pursuant to the securities legislation governing the Corporation or otherwise by law.

7. Termination

This Agreement will terminate or may be terminated for any one of the following reasons:

(a) voluntary, upon at least three (3) months prior written notice of termination by the Management Company to the Corporation; or

(b) without Cause, as hereinafter defined in Section 9, upon at least three (3) months prior written notice of termination by the Corporation to the Management Company; or

(c) by the Corporation for Cause; or

(d) upon the death or disability of the Executive, as hereinafter defined in Section 10; or

(e) upon retirement by the Executive.

8. Termination by the Management Company Voluntarily or by the Corporation for Cause

If the Management Company shall voluntarily terminate the providing the services of the Executive under this Agreement or if the employment of the Management Company is terminated by the Corporation for Cause, then all compensation and benefits as heretofore provided shall terminate immediately upon the effective date of termination and no special severance compensation will be paid.

Cause to terminate the Management Company's employment shall mean:

(a) the repeated and demonstrated failure by the Executive or the Management Company to perform the Executive or the Management Company's material duties under this Agreement, after demand for substantial performance is delivered by the Corporation that specifically identifies the manner in which the Corporation believes the Executive or the Management Company has not substantially performed the Executive or the Management Company's duties under this Agreement; or

(b) the willful engagement by the Executive or the Management Company in misconduct which is materially injurious to the Corporation, monetarily or otherwise; or

(c) any other willful violation by the Executive or the Management Company of the provisions of this Agreement ;or

(d) the Executive or the Management Company is convicted of a criminal offence involving fraud or dishonesty.

9. Termination by the Corporation Without Cause

If the Corporation shall terminate the Management Company's employment under this Agreement for any reason except for Cause (as defined in paragraph 8) then, upon the effective date of termination, the Corporation shall pay the Management Company in one lump sum an amount equal to two (2) times the Management Company's then current Base Fee. All the benefits provided to the Executive shall be continued as if the Executive was still an Executive of the Corporation for a period of twelve (12) months from the date of termination or until equal or better benefits are provided by a new employer, whichever shall first occur.

10. Termination by Death or Disability

If the Executive dies or becomes disabled before the Management Company's services are otherwise terminated, the Corporation shall pay the Management Company, an amount of compensation equal to six (6) months of the Management Company's then current Base Fee and all the Executive benefits theretofore provided to the Executive shall be continued, for a period of six (6) months from the date of Death or Disability as if the Executive were still the Executive of the Corporation. If such termination is due to the Executive's Death, payment shall be made in one lump sum to the Management Company. If such termination is due to the Executive's Disability, payment shall be made in one lump sum to the

Management Company within sixty (60) days of the Executive's Disability. The compensation provided under this paragraph shall be in addition to that payable from any insurance coverage providing compensation upon Death or Disability.

11. Termination Following Change in Control

(a) For purposes of this Agreement, a Change in Control shall be deemed to have occurred if:

(i) any person or any person and such person's associates or affiliates, as such terms are defined in the *Securities Act* (British Columbia) (the "Act"), makes a tender, take-over or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Corporation, whether by way of a reverse take-over, formal bid, causing the election or appointment of a majority of directors of the Corporation or otherwise in any manner whatsoever; or

(ii) during any period of eighteen (18) consecutive months (not including any period prior to the Effective Date), individuals who at the beginning of such period constituted on the Board of Directors and any new directors, whose appointment by the Board of Directors or nomination for election by the Corporation's shareholders was approved by a vote of at least three quarters (3/4) of the Board of Directors then still in office who either were directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors; or

(iii) the acquisition by any person or by any person and such person's affiliates or associates, as such terms are defined in the Act, and whether directly or indirectly, of common shares of the Corporation at the time held by such person and such person's affiliates and associates, totals for the first time, twenty percent (20%) of more of the outstanding common shares of the Corporation.

(b) Notwithstanding any other provisions in this Agreement regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the Term or an Extended Term, upon the termination of the Management Company's services (unless such termination is because of the Executive's Death or Disability, by the Corporation for Cause or by the Executive other than for "Good Reason", as defined below) the Management Company shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum severance payment equal to three (3) times the Management Company's then current Base Fee. In addition, all benefits then applicable to the Executive shall be continued for a period of eighteen (18) months after the date of termination.

(c) For purposes of this Agreement, "Good Reason" shall mean, without the Executive's express written consent, any of the following:

(i) the assignment of the Executive of any duties inconsistent with the status or authority of the Executive's office, or the Executive's removal from such position, or a substantial alteration in the nature or status of the Executive's authorities or responsibilities from those in effect immediately prior to the Change in Control;

(ii) a reduction by the Corporation of the Management Company's Base Fee as in effect on the date hereof or as the same may have been increased from time to time, or a failure by the Corporation to increase the Management Company's Base Fee as provided for herein or at a rate commensurate with that of other key executives of the Corporation;

(iii) the relocation of the office of the Corporation where the Executive is employed at the time of the Change in Control (the "CIC Location") to a location more than fifty (50) miles away from the CIC Location, or the Corporation's requiring the Executive to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Corporation's business to an extent substantially consistent with the Executive's business travel obligations prior to the Change in Control);

(iv) the failure by the Corporation to continue to provide the Executive with benefits at least as favourable as those enjoyed by the Executive prior to the Change in Control, the taking of any action by the Corporation which would directly or indirectly materially reduce any of such benefits or deprive the Executive of any material fringe benefit enjoyed by the Executive at the time of the Change in Control, or the failure by the Corporation to provide the Executive with the number of entitled vacation days to which the Executive has earned on the basis of years of service with the Corporation; or

(v) the failure of the Corporation to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement or, if the business of the Corporation for which the Executive's services are principally performed is sold within two (2) years after a Change in Control, the purchaser of such business shall fail to agree to provide the Executive with the same or a comparable position, duties, salary and benefits as provided to the Executive by the Corporation immediately prior to the Change in Control.

Following a Change in Control during the Term, or an Extended Term, the Executive shall be entitled to terminate the Executive's employment for Good Reason.

(d) In the event the Executive is entitled to a severance payment under this Agreement, then in addition to such severance payment, the Management Company shall be entitled to employment search assistance to secure other comparable employment for the Executive for a period not to exceed one (1) year or until such comparable employment is found, whichever is the sooner, with fees for such assistance to be paid by the Corporation.

The Management Company's right to receive the aforementioned payment and benefits is expressly contingent upon the signing of a waiver and release satisfactory to the Corporation which release the Corporation and its Affiliates from all claims and liabilities arising out of the Executive's employment and termination and including confidentiality provisions, which waiver and release is satisfactory to the Corporation with the respect to form, substance and timeliness.

12. Notice

(a) Any notice, direction or other instrument required or permitted to be given hereunder shall be in writing and shall be delivered either by personal delivery, registered mail or fax and addressed;

In the case of the Executive,

Suite 750 – 1103 West Pender St.
Vancouver, B.C. V6C 2T8

in the case of the Corporation,

Suite 750 – 1103 West Pender St.
Vancouver, B.C. V6C 2T8

and in the case of the Management Company,

1987 Acadia Road
Vancouver BC V6T 1R4
attn J. Edgar Paliquin
address and name of Officer to be addressed

(b) Any such notice, direction or other instrument will be deemed to have been given and received, if personally delivered, on the day it was delivered, and if by registered mail, on the third business day following the date of mailing, except in the event of disruption of the postal service in which event notice will be deemed to received only when actually received, and if by facsimile, on the date indicated on the facsimile transmission confirmation sheet.

13. Governing Law

This Agreement shall be governed by the laws of the Province of British Columbia and shall be binding upon the successors and assigns of the Corporation and the Executive. Should there by a disagreement or a dispute between the parties hereto with respect to this Agreement or the interpretation thereof the matter or disagreement or dispute shall be attempted to be resolved by mediation failing which, the same shall be referred to a single arbitrator pursuant to the *Arbitration Act* of British Columbia, and the determination of such arbitrator shall be final and binding upon the parties hereto.

14. Independent Legal Advice

The Executive and the Management Company represent and warrant the Corporation and acknowledges and agrees that the Executive and the Management Company had the opportunity to seek and were not prevented or discouraged by the Corporation from seeking independent legal advice with respect to the contents herein and the Executive and the Management Company fully understand the terms and legal effect of this Agreement.

15. Severability

If any one or more of the provisions contained herein should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

16. Only Agreement

This Agreement shall constitute the only agreement between the parties governing the retaining of the Management Company to provide the Executive services and shall supersede any and all prior agreements that may have existed between the parties.

17. Successors

This Agreement is binding upon and enures to the benefit of the Corporation and its successors and the heirs, executors, and personal legal representatives of the Executive and the Management Company. The Management Company may not assign, pledge or encumber its interest in this agreement or assign any of the rights or duties of the Executive without the prior written consent of the Corporation.

IN WITNESS WHEREOF the parties have executed this Agreement at Vancouver, British Columbia as of the day and year first above written.

ALMADEN MINERALS LTD.

Per : ______________________
Authorized Signatory

HAWK MOUNTAIN RESOURCES LTD.

Per : ______________________
Authorized Signatory

Duane Poliquin
Vice President
____
Executive

SCHEDULE 'A'

Reports To:
The Board of Directors ("Board") of Almaden Minerals Ltd. (the "Corporation").

Function:
Provides overall leadership and vision in developing, in concert with the Board, the strategic direction of the Corporation, and in developing the tactics and business plans necessary to increase shareholder value.

Manages the overall business to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the Board, and financial and operational objectives are attained.

Authorities and Responsibilities:

(a) General Functions:

1. Provides effective leadership to the management and the employees of the Corporation and establishes an effective means of control and co-ordination for all operations and activities.

2. Fosters a corporate culture that promotes ethical practices, integrity and a positive work climate, enabling the Corporation to attract, retain and motivate a diverse group of quality employees.

3. Keeps the Board fully informed on the Corporation's operational and financial affairs, and on all matters of significant relevance to the Corporation. This includes external items emanating from governments and regulators on issues such as fiscal and monetary policies, legislation, etc.

4. Develops and maintains a sound, effective organization structure, and ensures capable management succession, progressive employee training and development programs, and reports regularly to the Board on these matters.

5. Ensures that effective communications and appropriate relationships are maintained with the shareholders of the Corporation and other stakeholders.

6. Develops capital expenditure plans for approval by the Board.

7. Turns any strategic plan as may be developed by the Board into a detailed operating plan. The main financial and operating objectives are then approved by the Board and become the basis by which all executive and employee pay for performance goals are set and measured.

(b) Strategy/Risks

(1) Develops and recommends to the Board strategic plans to ensure the Corporation's profitable growth and overall success. This includes updating and making changes as required, and involving the Board in the early stages of developing strategy.

(2) Identifies, in conjunction with the other senior officers and appropriate directors, the key risks with respect to the Corporation and its businesses and reviews such risks and strategies for managing them with the Board.

(3) Ensures that the assets of the Corporation are adequately safeguarded and maintained.

(c) Financial Reporting

Oversees the quality and timeliness of financial reporting. Reports to the Board, in conjunction with the Chief Financial Officer, on the fairness and adequacy of the financial reporting of the Corporation to its Shareholders.